Exhibit 99.1

PENN WEST ANNOUNCES WEBCAST DETAILS FOR THE PRESENTATION AT THE

ANNUAL AND SPECIAL MEETING ON JUNE 26, 2017

CALGARY, June 22, 2017 – PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is hosting its Annual and Special Meeting on Monday, June 26, 2017, beginning at 10:00 am Mountain Time (12:00 pm Eastern Time) at the Metropolitan Conference Centre, located at 333 – 4th Avenue SW, Calgary Alberta.

Scheduled as part of the meeting proceedings, Mr. David French, President and CEO, will address shareholders and provide a brief presentation on the Company. This address will be available on the Internet and may be accessed directly at the following URL:

https://event.on24.com/wcc/r/1453477/7D919FE174BB03DA74BADBD823036491

A replay of the audio webcast will be available for replay one hour after the conclusion of the presentation on our website www.pennwest.com.

Electronic copies of our management proxy circular, financial statements, news releases, and other public information are available on our website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com